July 2, 2007	Client-Matter: 28791-030
VIA COBRADESK
Michael McTiernan, Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Re:	Shopoff Properties Trust, Inc. Registration No.: 333-139042
Ladies and Gentlemen:
     On behalf of our clients, Shopoff Properties Trust, Inc. (the “Issuer”) and Shopoff Securities, Inc. (the “Broker-Dealer”), we have attached changed pages since the Issuer’s June 22, 2007 filing with the Securities and Exchange Commission of Amendment No. 4 to the registration statement on Form S-11.
     The changed pages are in response to Securities and Exchange Commission comments regarding the prior performance tables, NASD comments regarding Broker-Dealer compensation matters, and a comment regarding suitability from the State of Oregon’s securities division.
     Please contact me at (310) 312-4119 with your questions and comments regarding this filing.

Sincerely,
/s/ Renee E. Becker
Renee E. Becker

cc:     William A. Shopoff

PART I — INFORMATION REQUIRED IN PROSPECTUS

INVESTOR SUITABILITY STANDARDS

An investment in Shopoff Properties Trust, Inc. involves significant risk. An investment in our common stock is suitable only for persons who have adequate financial means and desire a relatively long-term investment with respect to which they do not anticipate any need for immediate liquidity.

In consideration of these factors, we have established suitability standards for all stockholders, including subsequent transferees. These suitability standards require that a purchaser of shares have either:

•	a minimum net worth (excluding your home, home furnishings and personal automobiles) of at least $150,000; or

•	a minimum annual gross income of at least $45,000 and a minimum net worth of at least $45,000.

Investors with investment discretion over assets of an employee benefit plan covered under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should carefully review the information entitled “ERISA Considerations.”

Some states may have established suitability standards that are less rigorous than those described in this prospectus. We reserve the right to sell to investors in those states that meet such state’s lower suitability standards even if below our suitability standards described in this prospectus. On the other hand, some of the states in which we intend to sell have established suitability standards for individual investors and subsequent transferees that are more rigorous than those set by Shopoff Properties Trust, Inc. We must adhere to those higher state standards when selling to investors in such states.

If you are an individual, including an individual beneficiary of a purchasing individual retirement account, or IRA, or if you are a fiduciary, such as a trustee of a trust or corporate pension or profit sharing plan, or other tax-exempt organization, or a custodian under a Uniform Gifts to Minors Account, you must represent that you meet our investor suitability standards, as set forth in the Subscription Agreement attached as Exhibit A to this prospectus, including the following:

[TO BE COMPLETED]

Several states have established suitability standards different from those we have established. In these states, shares will be sold only to investors who meet the special suitability standards set forth below:

California:  Investors must have had during the last tax year, or estimate that the investor will have during the current tax year, (1) a minimum net worth of $250,000 (exclusive of home, home furnishings, and personal automobiles) together with a $65,000 minimum annual gross income; or (2) a minimum net worth of $500,000 (exclusive of home, home furnishings, and personal automobiles) irrespective of annual gross income, or, (3) a minimum net worth of $1,000,000 (inclusive of home, home furnishings, and personal automobiles).

Iowa:  Investors must have either: (1) a minimum net worth of $500,000 (exclusive of home, auto, and furnishings), or (2) a minimum annual gross income of $100,000 and a net worth of $250,000 (exclusive of home, auto, and furnishings). In addition, an investor’s maximum investment in us and our affiliates cannot exceed 10% of an investor’s net worth.

Kentucky:  Investors must have either: (1) a minimum annual gross income of $100,000 together with a minimum liquid net worth of $500,000; or (2) a minimum liquid net worth alone of $1,000,000; and in neither case shall the investment exceed 10% of an investor’s liquid net worth.

North Carolina:  Investors must have either: (1) a minimum annual gross income of $60,000 together with a minimum net worth of $60,000; or (2) a minimum net worth of $225,000.

Oregon:  Investors must have either: (1) a minimum annual gross income of $60,000 together with a minimum net worth of $60,000; or (2) a minimum net worth of $225,000.

i

programs sponsored by The Shopoff Group, and accordingly returns to our stockholders will vary from those generated by such programs. While The Shopoff Group has experience in managing real estate portfolios, none of The Shopoff Group, Shopoff Advisors, or any of their affiliates have experience in operating a REIT or a publicly-offered investment program. As a result of all these factors, you should not assume that you will experience returns, if any, comparable to those experienced by investors in the prior programs sponsored by The Shopoff Group and its affiliates.

Our ability to successfully conduct this offering is dependent in part on the ability of Shopoff Securities, Inc., a newly-formed entity, to successfully sell our shares in the offering.

Shopoff Securities will act as the broker in this offering. Shopoff Securities was formed on September 14, 2006 by William A. Shopoff. The Shopoff Revocable Trust dated August 12, 2004 is the sole stockholder of Shopoff Securities. This will be the first public offering conducted by Shopoff Securities. The success of this offering, and correspondingly our ability to implement our business strategy, is dependent on the ability of Shopoff Securities to sell interests in the REIT to prospective investors. If Shopoff Securities fails in its sales performance, we may not be able to raise adequate proceeds through this offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Because our broker-dealer, Shopoff Securities, is our affiliate, there will be little or no independent “due diligence” review of us.

Our broker-dealer may be subject to a conflict of interest, which may arise out of its participation in this offering and its affiliation with Mr. Shopoff in performing independent “due diligence” with respect to us. We do not anticipate that there will be any review of our structure, formation or operations performed by our broker-dealer. Because the broker-dealer is our affiliate, any review conducted cannot be considered to represent an independent review, and such review may not be as meaningful as a review conducted by an unaffiliated broker-dealer. Therefore, this offering will not necessarily have the independent review typically conducted by an underwriter or managing broker-dealer.

We may suffer from delays in locating suitable investments, which could reduce our ability to make distributions to our stockholders and reduce the return on your investment.

There may be a substantial period of time before the net proceeds of this offering are invested in real estate or real estate-related investments. We will rely on the investment committee of our advisor to identify and negotiate the terms of acquisitions of real estate and real estate-related investments we make. There can be no assurance that the investment committee of our advisor will be able to identify or negotiate acceptable terms for the acquisition of, or make real estate-related investments with respect to, real estate that meets our investment criteria, or that we will be able to acquire such real estate or make such real estate-related investments on terms favorable to us or at all. Any delays we encounter in identifying and negotiating acquisitions of real estate and real estate-related investments could reduce your returns and our ability to make distributions to our stockholders.

Because this is a “best efforts” offering, Shopoff Securities is only required to use its best efforts to sell our shares. If we are unable to raise substantial funds in this offering, we will be limited in the number and type of investments we may make, which will result in a less diversified portfolio.

This offering is being made on a “best efforts” basis, whereby Shopoff Securities is only required to use its best efforts to sell our shares and has no firm commitment or obligation to purchase any of the shares. As a result, we cannot assure you as to the amount of proceeds that will be raised in this offering or that we will achieve sales of the minimum offering amount. If we are unable to raise substantially more than the minimum offering amount, we will have limited diversification in terms of the number of investments owned, the geographic regions in which our investments are located and the types of investments that we make. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of part of the aforementioned 1031 exchange. Springbrook Investments, L.P. to date has raised total gross offering proceeds of $10,510,482 from the sale of 40 limited partnership interests. Net income produced by this program to date is $2,958,318.

The tax operations of Springbrook Investments, L.P. referenced above include two activities which do not appropriately reflect the operations of this partnership to date. The 1031 exchange resulted in the deferral of $5,221,619 of income which is not included in the program net income to date of $2,958,318 referenced above. In addition the general partner of Springbrook Investments, L.P. assigned a portion of its partnership interest to a separate affiliated entity which resulted in a $14,914,332 transfer of income which is not included in the program net income to date of $2,958,318. Inclusion of the $5,221,619 and the $14,914,332 adjusts the tax net income to date to $23,094,269 from the $2,958,318 currently shown.

22B. Springbrook Investments II, L.P. was formed as a special purpose California Limited Partnership to offer, pursuant to a private placement offering limited partnership investments in the Partnership, used by the Partnership to purchase, fee and/or option interests in unimproved and unentitled lands in the Highgrove area of Riverside County, California for the purposes of rezoning and entitling said lands for ultimate sale in bulk to residential, commercial and industrial developers. This program has as limited partners, specific limited partners originally of Springbrook Investments, L.P. who redeemed their interests in Springbrook Investments, L.P. in exchange for and undivided interest in a portion of the Springbrook Investments, L.P. assets. A portion of the assets that Springbrook Investments II, L.P. received in exchange for their redemption of limited partnership interests in Springbrook Investments, L.P. were sold in December 2005, August 2006, and October 2006. The private placement offering commenced in May 2005 and was completed in 2005. Springbrook Investments II, L.P. raised total gross offering proceeds of $638,154 from the sale of 6 limited partnership interests. Net income produced by this program to date is $4,582,902.

22C. Springbrook South, L.P. was formed as a special purpose California Limited Partnership, to offer, pursuant to a private placement offering limited partnership investments in the Partnership, used by the Partnership to purchase, fee and/or option interests in unimproved and unentitled lands in the Highgrove area of Riverside County, California for the purposes of rezoning and entitling said lands for ultimate sale in bulk to residential, commercial and industrial developers. This program holds the remaining assets of Springbrook Investments, L.P. that were not sold in that program’s December 2005 bulk sale. In addition this program has as limited partners all of the limited partners who were part of Springbrook Investments, L.P. at the time of the bulk sale in December 2005, regardless of whether the limited partner participated in the 1031 exchange that occurred after the bulk sale in December 2005. A portion of the remaining assets of Springbrook Investments, L.P. that were deeded to Springbrook South, L.P. after Springbrook Investments, L.P. bulk sale in December 2005, were sold in August, 2006 and October 2006. After the August 2006 sale, a subsequent 1031 exchange was elected by the partnership. All property originally deeded to Springbrook South, L.P. by Springbrook Investments, L.P. that was not sold in the August 2006 and October 2006 property sales remained in the Springbrook South, L.P. Partnership. The exchanging limited partners then had an undivided interest in fee interests in a separate property consisting of unimproved and unentitled land on the northerly side of Kuakini Highway at Lanihau 2nd, in the Kohanaiki, District of North Kona Island, County of Hawaii, Hawaii. Since the 1031 exchange in August 2006, the Partnership has purchased fee and/or option interests in one separate property. The acquisition occurred in October 2006 for $2,300,000. Immediately after the acquisition, Springbrook South, L.P. deeded the property to TSG Kona Kahua, L.P. in exchange for a limited partnership interest in TSG Kona Kahua. No private placement offering has commenced to date in this program. No gross offering proceeds have been raised to date on this program. Net income produced by this program to date is $1,318,689. This program does have 35 investors who own limited partnership interests whose origination was from Springbrook Investments, L.P.

The tax operations of Springbrook South, L.P. referenced above include two activities which do not appropriately reflect the operations of this partnership to date. The 1031 exchange resulted in the deferral of $1,664,023 of income which is not included in the program net income to date of $1,318,689 referenced above. In addition the general partner of Springbrook South, L.P. assigned a portion of its partnership interest to a separate affiliated entity which resulted in a $10,588,131 transfer of income which is not included in the purchase notes and property purchased from Wells Fargo N.A. in January 1995 for $500,000 for all phases of Clear Lake Retail Center, located in Clear Lake, Houston, Texas. The private placement offering commenced in February 1995 and was completed in 1998. MRF — Clear Lake, Ltd. raised total gross offering proceeds of $1,535,000 from the sale of 25 limited partnership interests. Net loss produced by this program was $(27,133), resulting in a ROI of (2)%.

39. RTC Mortgage Trust 1994-S6; LP, 1994 S Dallas Associates, L.P.; MRF Dallas S, Ltd. are inter-related entities with a common purpose, to participate in the profits of a pool of 125 non-performing real estate loans whose ownership originated from the RTC. The top tier (Tier I) was RTC Mortgage Trust 1994-S6, L.P. whose ownership was two entities, the RTC as limited partner and 1994 S Dallas Associates, L.P. as general partner (Tier II). MRF Dallas S, Ltd. (Tier III) made a participating loan to 1994 S Dallas Associates, L.P. (Tier II) in order to participate in the profits of RTC Mortgage Trust 1994-S6 (Tier I). This loan was made through Asset Recovery Fund, Inc. a limited partner of 1994 S Dallas Associates, L.P. Each of these separate entities is discussed separately below (39A, 39B, 39C).

39A. RTC Mortgage Trust 1994-S6, L.P. was formed as a special purpose Delaware Limited Partnership to offer, pursuant to a private placement offering, limited partnership investments in the Partnership, used by the Partnership to purchase a pool of 125 non performing real estate loans purchased from the RTC in September 1994 for $38,631,609. The RTC was the limited partner and 1994-S Dallas Associates, L.P. was the general partner. The private placement offering commenced in September 1994 and was completed in 1994. RTC Mortgage Trust 1994-S6, L.P. raised total gross offering proceeds of $25,587,778 from the sale of 2 limited partnership interests. Net income produced by this program was $11,573,260, resulting in a ROI of 45%.

39B. 1994-S Dallas Associates, L.P. was formed as a special purpose Delaware Limited Partnership to offer, pursuant to a private placement offering, a general partnership interest in the RTC Mortgage Trust 1994-S6, L.P. and comply with the terms of its limited partnership agreement dated November 17, 1994. The private placement offering commenced in September 1994 and was completed in 1999. 1994-S Dallas Associates, L.P. raised total gross offering proceeds of $12,603,952 from the sale of 4 limited partnership interests. Net income produced by this program was $5,076,800, resulting in a ROI of 40%.

39C. MRF Dallas S, Ltd. was formed as a special purpose Texas Limited Partnership to offer, pursuant to a private placement offering, limited partnership investments in the Partnership, used by the Partnership to make a participating loan to 1994-S Dallas Associates, L.P. in order to participate in the profits of RTC Mortgage Trust 1994-S6, L.P. of which 1994-S Dallas Associates, L.P. was the general partner. The private placement offering commenced in September 1994 and was completed in 1998. MRF — Dallas S, Ltd. raised total gross offering proceeds of $783,093 from the sale of 10 limited partnership interests. Net income produced by this program was $299,456, resulting in a ROI of 38%.

40. 1994 Land Fund II — Dallas 1, L.P.; MRF-Land Fund Dallas, L.P.; Dallas Land Fund II, L.P. are inter-related entities with a common purpose, to participate in the profits of a pool of 40 non-performing real estate loans whose ownership originated from the RTC. The top tier (Tier I) was 1994 Land Fund II — Dallas 1, L.P. whose ownership was two entities, the RTC as limited partner and MRF-Land Fund Dallas, L.P. as general partner (Tier II). Dallas Land Fund II, L.P. (Tier III) made a participating loan to MRF — Land Fund Dallas, L.P. (Tier II) in order to participate in the profits of 1994 Land Fund II — Dallas 1, L.P. (Tier I) This loan was made through MRF — Land Fund, Inc. the general partner of MRF — Land Fund Dallas, L.P. (Tier II). Each of these separate entities is discussed separately below (40A, 40B, 40C).

40A. 1994 Land Fund II — Dallas 1, L.P. was formed as a special purpose Delaware Limited Partnership to offer, pursuant to a private placement offering, limited partnership investments in the Partnership, used by the Partnership to purchase loans secured by properties consisting of ownership of a pool of 40 non-performing real estate loans purchased from the RTC in November 1994 for $2,594,441. The RTC was the limited partner and MRF-Land Fund Dallas, L.P. was the general partner. The private placement offering commenced in November 1994 and was completed in 1994. 1994 — Land Fund II — Dallas 1, L.P. raised total gross offering proceeds of $22,591,646 from the sale of 2 limited partnership interests. Net income produced by this program was $12,164,070, resulting in a ROI of 54%.

42. MRF — Atlanta Pools, L.P. was formed as a special purpose Delaware Limited Partnership to offer, pursuant to a private placement offering, limited partnership investments in the Partnership, used by the Partnership to purchase 19 non-performing multi-family loans that were purchased from the RTC in March 2005 for $3,760,541. The private placement offering commenced in March 1995 and was completed in 1999. MRF — Atlanta Pools, L.P. raised total gross offering proceeds of $4,603,500 from the sale of 2 limited partnership interests. Net loss produced by this program was $(157,499), resulting in a ROI of (3)%.

Funds raised from the MRF — Atlanta Pools, Ltd were invested in three separate programs, MRF Atlanta 1, Ltd., Atlanta 5, Ltd., and Atlanta 20, Ltd. either through direct investments as capital or as notes. Each of these related funds is discussed separately below (see 42A, 42B, and 42C). The net loss from these programs in aggregate was $(157,499) comprised of a MRF — Atlanta 1, Ltd. loss of $(1,217,721), a MRF Atlanta 5, Ltd. gain of $246,012, a MRF — Atlanta 20, Ltd. loss of $(948) and a MRF Atlanta Pools, Ltd. gain of $815,158.

42A. MRF — Atlanta 1, Ltd. was formed as a special purpose Texas Limited Partnership to offer, pursuant to a private placement offering, limited partnership investments in the Partnership, used by the Partnership to purchase non-performing multi-family loans that were purchased from the RTC. The private placement offering commenced in March 1995 and was completed in 1995. MRF — Atlanta 1, Ltd. raised total gross offering proceeds of $1,397,840 from the sale of 2 limited partnership interests. Net loss produced by this program was $(1,217,721), resulting in a ROI of (87)%.

42B. MRF — Atlanta 5, Ltd. was formed as a special purpose Texas Limited Partnership to offer, pursuant to a private placement offering, limited partnership investments in the Partnership, used by the Partnership to purchase non-performing multi-family loans that were purchased from the RTC. The private placement offering commenced in March 1995 and was completed in 1995. MRF — Atlanta 5, Ltd. raised total gross offering proceeds of $1,502,705 from the sale of 2 limited partnership interests. Net income produced by this program was $246,012, resulting in a ROI of 16%. Although MRF — Atlanta 5, Ltd. had completed operations in 1996 and as such is not required to be disclosed in the prior performance summary, due to its relevance to MRF — Atlanta Pools, Ltd. (program number 42), MRF — Atlanta 5, Ltd. is included in the Prior Performance Summary.

42C. MRF — Atlanta 20, Ltd. was formed as a special purpose Texas Limited Partnership to offer, pursuant to a private placement offering, limited partnership investments in the Partnership, used by the Partnership to purchase non-performing multi-family loans that were purchased from the RTC. The private placement offering commenced in March 1995 and was completed in 1995. MRF — Atlanta 20, Ltd. raised total gross offering proceeds of $761 from the sale of 5 limited partnership interests. Net loss produced by this program was $(948), resulting in a ROI of (125)%.

43. MRF — North/Central, L.P. was formed as a special purpose Texas Limited Partnership to offer, pursuant to a private placement offering, limited partnership investments in the Partnership, used by the Partnership to purchase loans related to 3 commercial real properties consisting of 2501, 2600, and 2601 Westward Drive, San Antonio, Texas, cumulatively known as Westwood Plaza. Loans related to these assets were purchased from the FHA in September 1996 for $4,032,579. The private placement offering commenced in September 1996 and was completed in 2001. MRF — North/Central, L.P. raised total gross offering proceeds of $1,725,001 from the sale of 22 limited partnership interests. Net income produced by this program was $849,335, resulting in a ROI of 49%.

44. MRF — Alameda, L.P. was formed as a special purpose Texas Limited Partnership to offer, pursuant to a private placement offering, limited partnership investments in the Partnership, used by the Partnership to purchase 3 non-performing commercial loans secured by three industrial buildings located in Central Los Angeles and Vernon, California. Loans related to these assets were purchased from San Paulo U.S. Holding Co. Inc. in March 1997 for $4,000,000. The private placement offering commenced in March 1997 and was completed in 1997. MRF — Alameda, L.P. raised total gross offering proceeds of $1,755,985 from the sale of 33 limited partnership interests. Net income produced by this program was $1,082,531, resulting in a ROI of 62%.

As detailed below by asset, each LIHTC program has produced aggregate losses which are a combination of operational deficits and depreciation. These operational deficits are primarily due to the lack of differential in market rents and subsidized rents of which LIHTC projects thrive on, utility bills that were materially higher than underwritten despite utility retrofits by the sponsor, and costs of property insurance which increased dramatically after the 911 terrorist attack. However, our limited partners have received substantially all of the projected tax credits as underwritten despite the ongoing operating deficits at each entity. Through 2006, $8,234,587 in tax credits have been delivered by the sponsor to the program members. In addition, the operating deficits have continued to be funded by our sponsor under the guarantee imbedded in the limited partnership agreement. ROI on this type of program is not the measure of success, as the partnerships are designed to create tax losses as well as to provide tax credits to the limited partners.

Completed Programs

52. MAP AZ-980 L.P. — was formed on February 25, 1998 as a Texas Limited Partnership. This Limited Partnership was amended on May 1, 1998. The General Partner is ARF MAP AZ-980, Inc., FPLP, Inc. is the special limited partner, and the investor limited partner is First Partners Corporate Limited Partnership IV. The Partnership was organized to acquire, rehabilitate, and operate a single asset, a 134 unit apartment building (including land) in Scottsdale, Arizona, for rental to low income tenants. The project was acquired in 1998 for $4,000,000 and rehabilitation was completed in 1999. The sale of this one asset was completed in 2006 when the general partner sold its interest to DLFP Scottsdale, LLC. The Project received an allocation of low income housing tax credits from the Arizona Department of Commerce under Section 42 of the IRS Code of 1986, as amended. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income. MAP AZ-980, L.P. raised capital of $1,458,240 from the sale of 2 limited partnership interests. Net loss produced by this program at the time of the general partners interest sale was $(1,176,761). Cumulative tax credits delivered by the sponsor to program members at the time of the general partners interest sale was $1,549,502.

53. MAP AZ-5235 L.P. — was formed on February 25, 1998 as a Texas Limited Partnership. This Limited Partnership was amended on May 1, 1998. The General Partner is ARF MAP AZ-5235, Inc., FPLP, Inc. is the special limited partner, and the investor limited partner is First Partners Corporate Limited Partnership IV. The Partnership was organized to acquire, rehabilitate, and operate a single asset, a 100 unit apartment building (including land) in Phoenix, Arizona, for rental to low income tenants. The project was acquired in 1998 for $2,000,000 and rehabilitation was completed in 2001. The sale of this one asset was completed in 2006 when the general partner sold its interest to DLPF Oasis, LLC. The Project received an allocation of low income housing tax credits from the Arizona Department of Commerce under Section 42 of the IRS Code of 1986, as amended. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income. MAP AZ-5235, L.P. raised capital of $766,952 from the sale of 2 limited partnership interests. Net loss produced by this program at the time of the general partners interest sale was $(2,478,468). Cumulative tax credits delivered by the sponsor to program members at the time of the general partners interest sale was $958,173.

Ongoing Programs

54. Arbor Place Apartments L.P. — was formed on February 28, 1998 as an Arkansas Limited Partnership. This Limited Partnership was amended on December 23, 1998. The General Partner is KNE Corporation and the investor limited partner is KeyCorp Investment Limited Partnership V. The Partnership was organized to acquire land and buildings in Little Rock Arkansas, and to rehabilitate and operate thereon 98 multi-family residential apartment units for rental to low income tenants. The project was placed into service in December 2000. The Project received an allocation of low income housing tax credits from the Arkansas Development Finance Authority under Section 42 of the IRS Code of 1986, as amended. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income. Arbor Place Apartments, Ltd. has raised capital of $1,965,168 from the sale of 4 limited partnership interests. Net loss produced by this program to date is $(2,799,153). Cumulative tax credits delivered by the sponsor to program members is $1,137,997.

55. Arbor Place II Apartments, L.P. — was formed on December 1, 1998 as an Arkansas Limited Partnership. This Limited Partnership was amended on December 30, 1998. The General Partner is Arbor Apartments Corporation and the investor limited partner is KeyCorp Investment Limited Partnership IX. The Partnership was organized to acquire, rehabilitate and operate a 107 unit apartment complex in Little Rock, Arkansas, for rental to low income tenants. The project was acquired in 1998 and rehabilitation was completed in 2001. The Project received an allocation of low income housing tax credits from the Arkansas Development Finance Authority under Section 42 of the IRS Code of 1986, as amended. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income. Arbor Place II Apartments, Ltd. has raised capital of $1,399,729 from the sale of 2 limited partnership interests. Net loss produced by this program to date is $(2,616,761). Cumulative tax credits delivered by the sponsor to program members is $713,747.

56. MAP MI-15001, Limited Dividend Housing Association (“LDHA”) L.P. — was formed on September 22, 1999 as a Michigan Limited Partnership. This Limited Partnership was amended on December 14, 1999. The General Partner is ARF MAP MI-15001, L.P., and the investor limited partner is Key Investment Fund Limited Partnership XVII. The Partnership was organized to acquire, rehabilitate and operate a 352 unit townhome complex in Romulus, Michigan, for rental to low income tenants. The project was acquired in 1999 for $8,150,000 and rehabilitation was completed in 2001. The Project received an allocation of low income housing tax credits from the Michigan State Housing Development Authority under Section 42 of the IRS Code of 1986, as amended. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income. MAP MI-15001 LDHA L.P. is financed and constructed under Section 221(d)(4) of the National Housing Act, as amended, and is administered by the U.S. Department of Housing and Urban Development (“HUD”). Under this program the Partnership provides housing to low and moderate income tenants, subject to regulation by HUD as to rental charges and operating methods. Lower rental charges to tenants are recovered by the Partnership through rent subsidies provided by HUD. The Section 221(d) (4) and Section 8 programs are major HUD programs. MAP MI-15001 LDHA, L.P. has raised capital of $5,352,606 from the sale of 2 limited partnership interests. Net loss produced by this program to date is $(7,028,735). Cumulative tax credits delivered by the sponsor to program members is $3,875,168.

CONFLICTS OF INTEREST

Our management will be subject to various conflicts of interest arising out of our relationship with Shopoff Advisors, The Shopoff Group, Shopoff Securities and their affiliates. All agreements and arrangements, including those relating to compensation, between us and Shopoff Advisors, The Shopoff Group, Shopoff Securities and their affiliates are not the result of arm’s-length negotiations. The limitations on Shopoff Advisors described below have been adopted to control when we enter into transactions with Shopoff Advisors, Shopoff Securities and their affiliates. With respect to the conflicts of interest described herein, Shopoff Advisors, The Shopoff Group, Shopoff Securities and their affiliates have informed us that they will endeavor to balance their interests with our interests.

We believe that the compensation paid to Shopoff Advisors and its affiliates under the advisory agreement is on terms no less favorable to us than those customary for similar services performed by independent firms in the relevant geographic areas.

Competition for the Time and Service of Shopoff Advisors and Its Affiliates

We rely on Shopoff Advisors and its affiliates to select our investments and to manage our assets and daily operations. Many of the same persons serve as directors, officers and employees of us, Shopoff Advisors and its affiliates. Key executives of Shopoff Advisors have conflicts of interest in allocating management time, services and functions among Shopoff Advisors and the various existing real estate programs and any future real estate programs or business ventures that they may organize or serve. Shopoff Advisors has informed us that it and its affiliates will employ sufficient staff to be fully capable of discharging their responsibilities in

Receipt of Fees and Other Compensation by Shopoff Advisors and its Affiliates

Shopoff Advisors and its affiliates will receive the compensation as described in the “Management Compensation” section of the prospectus. The acquisition fee described therein is based upon the purchase price of the properties we acquire and will be payable to Shopoff Advisors despite the lack of cash available to make distributions to our stockholders. To that extent, Shopoff Advisors benefits from our retaining ownership of properties and leveraging our properties, while our stockholders may be better served by our disposing of a property or holding a property on an unleveraged basis. Furthermore, Shopoff Advisors’ receipt and retention of many of the fees and reimbursements it receives from us are dependent upon our making investments in properties. Therefore, the interest of Shopoff Advisors in receiving such fees may conflict with your interest in earning income on your investment in the shares of our common stock.

Non-Arm’s-Length Agreements; Conflicts; Competition

The agreements and arrangements, including those relating to compensation, between us, Shopoff Advisors and its affiliates are not the result of arm’s-length negotiations, but are expected to approximate the terms of arm’s-length transactions. While we will not make loans to Shopoff Advisors or its affiliates, we may borrow money from Shopoff Advisors or its affiliates for various business purposes, including working capital requirements, but only if a majority of our board of directors, including a majority of the independent directors, approve the transaction as being fair, competitive, commercially reasonable and no less favorable to us than loans between unaffiliated parties under the same circumstances. Shopoff Advisors and its affiliates are not prohibited from providing services to, and otherwise dealing or doing business with, persons who deal with us, although there are no present arrangements with respect to any such services. However, no rebates or “give-ups” may be received by Shopoff Advisors or its affiliates, nor may Shopoff Advisors or any such affiliates participate in any reciprocal business arrangements which would have the effect of circumventing any of the provisions of the advisory agreement.

Legal Counsel for Shopoff Properties Trust, Inc. and Shopoff Advisors is the Same Law Firm

Manatt, Phelps & Phillips, LLP acts as our legal counsel and legal counsel to Shopoff Advisors. Manatt, Phelps & Phillips, LLP is not acting as counsel for the stockholders or any potential investor. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, Manatt, Phelps & Phillips, LLP may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of Shopoff Advisors or their affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should such a conflict not be readily apparent, Manatt, Phelps & Phillips, LLP may inadvertently act in derogation of the interest of parties which could adversely affect us, our ability to meet our investment objectives and, therefore, our stockholders.

Shopoff Securities is Participating as our Sole Broker-Dealer in the Sale of Our Common Stock

Shopoff Securities is a securities dealer wholly owned by the Shopoff Revocable Trust dated August 12, 2004, a trust owned by William A. Shopoff, the President, Chief Executive Officer and Chairman of the Board of us and of Shopoff Advisors. It is participating as the sole securities broker-dealer in this offering. Shopoff Securities will not receive any selling commissions, but will receive a fixed monthly marketing fee of approximately $100,000 from our sponsor. Our broker-dealer may be subject to a conflict of interest, which may arise out of its participation in this offering and its affiliation with Mr. Shopoff in performing independent “due diligence” with respect to us. We do not anticipate that there will be any review of our structure, formation or operations performed by our broker-dealer. Because the broker-dealer is our affiliate, any review conducted cannot be considered to represent an independent review, and such review may not be as meaningful as a review conducted by an unaffiliated broker-dealer. Therefore, this offering will not necessarily have the independent review typically conducted by an underwriter or managing broker-dealer.

PLAN OF DISTRIBUTION

The 20,100,000 shares offered to residents of our sales states and to our affiliates are being offered through Shopoff Securities, a registered broker-dealer affiliated with us and our advisor. The shares are being offered on a “best efforts” basis, which means generally that our broker-dealer will be required to use only its best efforts to sell the shares and has no firm commitment or obligation to purchase any of the shares.

Our board of directors and our broker-dealer have determined the offering price of $9.50 per share for the first 2,000,000 shares sold and $10.00 per share for the remaining 18,100,000 shares sold. While our board considered primarily the per share offering prices in similar offerings conducted by companies formed for purposes similar to ours when determining the offering price, the offering price is not related to the company’s historical book value or earnings and bears no relationship to any established criteria for valuing adjusted or outstanding shares.

Our broker-dealer will not receive commissions from the gross offering proceeds. Our sponsor will pay a fixed monthly marketing fee of approximately $100,000 per month to our broker-dealer for a total of $2,400,000 for the full term of the offering. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares. Our broker-dealer may authorize other broker-dealers who are members of the NASD to sell shares, however, no sales commissions will be paid on such shares. While we do not anticipate paying any compensation to broker-dealers in this offering, if any compensation was to be paid, in no event would it exceed 10%. Our broker-dealer intends to offer our shares directly to investors. Registered representatives of our broker-dealer will conduct retail seminars and informational meetings with prospective investors, which will consist of PowerPoint presentations and question & answer forums. We currently anticipate that the maximum expense reimbursement payable to our broker-dealer will be $2,850,000.

	$16,150,000 Minimum Offering			$200,000,000 Maximum Offering
	Percentage	Dollar Amount		Percentage	Dollar Amount

Expense Reimbursement (includes Sales and Advertising, Educational Conferences, and Sales Seminars, as shown in detail immediately below)	2.9412	$475,000		1.4250	$2,850,000
— Sales and Advertising (Promotion) (includes Creative Development, Production Expenses, Media Expenses, and Other Travel, Lodging, Meals not related to Educational Conferences and Sales Seminars)		$300,000	(i)		$1,800,000	(ii)
— Educational Conferences (includes, conference fees, travel, lodging, meals, and in-house training)		$50,000	(i)		$300,000	(ii)
— Sales Seminars (includes seminar rooms, travel, lodging, meals, and logistical consultants)		$125,000	(i)		$750,000	(ii)
Sales Incentive	None	None		None	None
Monthly Marketing Fee ($100,000 per month)	2.4768	$400,000		1.2000	$2,400,000
TOTAL	5.4180	$875,000		2.6250	$5,250,000

(i)	Detail of Expense Reimbursement Totaling $475,000 shown above

(ii)	Detail of Expense Reimbursement Totaling $2,850,000 shown above

We have agreed to indemnify our broker-dealer against liabilities arising under the Securities Act of 1933, unless such liability arises from information in this prospectus relating to our broker-dealer and supplied by our broker-dealer. Causes of action resulting from violations of federal or state securities laws will be governed by such law.

There will be no sales to discretionary accounts without the prior specific written approval of the customer.

Our sponsor, The Shopoff Group, purchased 21,100 shares of our common stock, at a price of $9.50 per share, or $200,450. Our sponsor purchased such shares for cash and may not sell such shares for as long as it serves as our sponsor; however, the sponsor may transfer all or a portion of such shares to affiliates, but has

Table III
Tax Results of Prior Programs

This Table presents Results of Operations on an income tax basis for prior programs, offerings of which have closed in the most recent five years.

Reconciliations:	2006(a)	2005(b)	2004(c)	2003(d)	2002(e)

Income
Capital Gain (Loss)	$16,507,307	$53,919,108	$15,102,571	$342,445	$1,743
Operating Income	(38,701)	(74,259)	(46)	—	—
Income from Rental Activities	—	50	—	—	(943)
Interest Income	132,469	1,397,582	171,637	889	—
Portfolio Expenses
Deduction related to Portfolio	(2,410)	(16,829)	(149,378)	—	—
Expense related to Portfolio	—	—	—	(461,488)	(114,894)
Interest Expense	—	(123,887)	(93,078)	(897,040)	(399,529)
Investment Interest Expense	(800)	—	(324,843)	—	—
Subtotal	$16,597,865	$55,101,765	$14,706,863	$(1,015,194)	$(513,623)
Other Expenses
Guarantee Payment to Partners	$—	$—	$—	$—	$—
Depreciation	—	—	—	—	—
Total Other Deductions	(14,270)	54,703	62,823	(210,991)	(2,181)
Contribution	(2,167)	(5,750)	(300,500)	—	—
Guarantee Payment	—	—	—	—	—
Income (Expenses) from K-1	16,581,428	55,150,718	14,469,186	(1,226,185)	(515,804)
Net Income per book	16,495,468	55,117,723	14,425,159	(1,235,439)	(520,825)
Less: Cash Distributions From:
Operating Activities — to Investors	13,147,528	48,203,911	14,985,009	—	—
Investing & Financing Activities	—	—	—	—	—
Other — (Return of Capital)	(204,396)	5,923,200	5,000,480	2,129,827	216,144
Total Cash Distributions	12,943,132	54,127,111	19,985,489	2,129,827	216,144
Cash Generated (deficiency) after Cash Distributions	$3,552,336	$990,612	$(5,560,330)	$(3,365,266)	$(736,969)
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary Income (Loss):
From Operations	$(95)	$(2)	$24	$(221)	$(9)
From Recapture	—	—	—	—	—
Capital Gain (Loss)	$16,458	$53,846	$14,324	$(119)	$(113)
Cash Distributions to Investors:
Sources (on GAAP basis)
Operating Activities	$—	$—	$—	$—	$—
Investment Income	393	25,724	1,688	38	—
Return of Capital	996	7,226	1,594	363	19
Sources (on Cash basis)
Operations	$—	$—	$—	$—	$—
Refinancing	—	—	—	—	—
Investment Activities(f)	393	25,724	1,575	37	—
Other (Return of Capital)	996	7,226	1,594	363	19

(a)	For detail on the Results of Operations refer to page B-10 of the Prior Performance Tables. Page B-10 details each separate program whose individual Results of Operations in aggregate equal the totals below.

(b)	For detail on the Results of Operations refer to page B-12 of the Prior Performance Tables. Page B-12 details each separate program whose individual Results of Operations in aggregate equal the totals below.

(c)	For detail on the Results of Operations refer to page B-14 of the Prior Performance Tables. Page B-13 details each separate program whose individual Results of Operations in aggregate equal the totals below.

(d)	For detail on the Results of Operations refer to page B-16 of the Prior Performance Tables. Page B-14 details each separate program whose individual Results of Operations in aggregate equal the totals below.

(e)	For detail on the Results of Operations refer to page B-18 of the Prior Performance Tables. Page B-15 details each separate program whose individual Results of Operations in aggregate equal the totals below.

(f)	Investing Activities represent the results of real estate and, to a lesser extent, lending activities. In addition to general operating income and expenses, the disposition of asset(s) within a program is the primary source of profit and cash for the sponsor and investors. Real estate activities include the sale of asset(s) owned within a program and lending activities include the repayment of debt placed by a program as a real estate related investment.

Table III
Tax Results of Prior Programs — 2006

Table III presents results of operations on an income tax basis for prior programs, offerings of which have closed in the most recent five years.

	Total	Springbrook	Total	Total	TSG	TSG	MRF	TSG	TSG	TSG	Total
	Groves(b)	(Exchange)(c)	Springbrook(a),(d)	Wasson(a),(e)	Fund II, LP(f)	Fund III, LP(g)	WFBB, LP(h)	Fund I, LP(i)	Investors, LLC(j)	Little Valley(k)	2006

Reconciliations:
Income
Capital Gain (Loss)	$164,423	$—	$14,466,372	$92,103	$—	$—	$—	$—	$1,784,409	$—	$16,507,307
Operating Income	—	1,300	—	—	8,577	—	—	879	(49,457)	—	$(38,701)
Income from rental activities	—	—	—	—	—	—	—	—	—	—	$—
Interest Income	—	39,529	1,695	1,891	15,586	—	—	—	73,768	—	$132,469
Portfolio Expenses
Deduction related to Portfolio	$—	$—	$—	$—	$(2,410)	$—	$—	$—	$—	—	$(2,410)
Expense related to Portfolio	—	—	—	—	—	—	—	—	—	—	$—
Interest Expense	—	—	—	—	—	—	—	—	—	—	$—
Investment Interest Expense	—	—	(800)	—	—	—	—	—	—	—	$(800)
Subtotal	$164,423	$40,829	$14,467,267	$93,994	$21,753	$—	$—	$879	$1,808,720	—	$16,597,865
Other Expenses
Guarantee payment to partners	$—	$—	$—	$—	$—	$—	$—	$—	$—	—	$—
Total Other Deductions	(15,163)	—	(800)	(800)	—	(372)	4,872	—	(717)	(1,290)	$(14,270)
Contribution	—	(1,000)	—	—	(1,167)	—	—	—	—	—	$(2,167)
Guarantee Payment	—	—	—	—	—	—	—	—	—	—	$—
Income (expense) from K-1	$149,260	$39,829	$14,466,467	$93,194	$20,586	$(372)	$4,872	$879	$1,808,003	$(1,290)	$16,581,428

Net Income per book	$131,345	$22,619	$14,466,217	$73,509	$13,871	$(372)	$4,872	$879	$1,808,003	(25,475)	$16,495,468

Less: Cash Distributions From:
Operating Activities — to Investors	$—	$—	$13,147,528	$—	$—	$—	$—	$—	$—	$—	$13,147,528
Investing & financing Activities	—	—	—	—	—	—	—	—	—	—	$—
Other — (Return of Capital)	—	—	(204,396)	—	—	—	—	—	—	—	$(204,396)
Total Cash distributions	—	—	12,943,132	—	—	—	—	—	—	—	$12,943,132
Cash Generated (deficiency) after Cash Distributions	$131,345	$22,619	$1,523,085	$73,509	$13,871	$(372)	$4,872	$879	$1,808,003	$(25,475)	$3,552,336
Tax and Distribution Data Per $1,000 invested
Federal Income Tax Results:
Ordinary Income (Loss):
From Operations	$(18)	$(16)	$—	$(20)	$2	$—	$6	$1	$(50)	$—	$(95)
From Recapture	—	—	—	—	—	—	—	—	—	—	$—
Capital Gain (Loss)	$149	$(1)	$14,465	$91	$(4)	$—	$(1)	$—	$1,784	(25)	$16,458
Cash Distributions to Investors:
Sources (on GAAP basis)
Operating Activities	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Investment Income	47	—	346	—	—	—	—	—	—	$—	$393
Return of capital	—	—	996	—	—	—	—	—	—	$—	$996
Sources (on Cash basis)
Operations	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Refinancing	—	—	—	—	—	—	—	—	—	—	—
Investment Activities(l)	47	—	346	—	—	—	—	—	—	$—	$393
Other (Return of Capital)	—	—	996	—	—	—	—	—	—	$—	$996

(a)	The Springbrook and Wasson totals represent program activity up to the 1031 exchanges that occurred in 2005. Activity after the 1031 exchanges occurred within a new program for each separate entity. The Springbrook offering was completed in 2006 and detailed under “Springbrook (Exchange)” above. The Wasson offering is ongoing.

(b)	Refers to program numbers 18 and 20 in the Prior Performance Summary beginning on page 62.

(c)	Refers to program number 22A in the Prior Performance Summary beginning on page 62.

(d)	Refers to program numbers 22A, 22B, and 22C in the Prior Performance Summary beginning on page 62.

(e)	Refers to program number 23 in the Prior Performance Summary beginning on page 62.

(f)	Refers to program number 27 in the Prior Performance Summary beginning on page 62.

(g)	Refers to program number 32 in the Prior Performance Summary beginning on page 62.

(h)	Refers to program number 9 in the Prior Performance Summary beginning on page 62.

(i)	Refers to program number 17 in the Prior Performance Summary beginning on page 62.

(j)	Refers to program number 31 in the Prior Performance Summary beginning on page 62.

(k)	Refers to program number 25 in the Prior Performance Summary beginning on page 62.

(l)	Investing Activities represent the results of real estate and, to a lesser extent, lending activities. In addition to general operating income and expenses, the disposition of asset(s) within a program is the primary source of profit and cash for the sponsor and investors. Real estate activities include the sale of asset(s) owned within a program and lending activities include the repayment of debt placed by a program as a real estate related investment.

Table III
Tax Results of Prior Programs — 2005 (Unaudited)

Table III presents results of operations on an income tax basis for prior programs, offerings of which have closed in the most recent five years.

	Total	Total	Total
Reconciliations:	Groves(a)	Springbrook(b)	Wasson(c)	TSG Fund II, LP(d)	MRF WFBB, LP(e)	TSG Fund I, LP(f)	TSG Investors, LLC(g)	TSG Little Valley(h)	Total 2005

Income
Capital Gain (Loss)	$15,481,561	$20,625,482	$14,743,892	$—	$—	$—	$3,068,173	$—	$53,919,108
Operating Income	—	—	—	(419)	—	—	(75,042)	1,202	(74,259)
Income from Rental Activities	—	—	—	50	—	—	—	—	50
Interest Income	—	6,526	63,836	47,432	—	1,160,463	119,325	—	1,397,582
Portfolio Expenses
Deduction related to Portfolio	$—	$—	$—	$(16,829)	$—	$—	$—	$—	$(16,829)
Expense related to Portfolio	—	—	—	—	—	—	—	—	—
Interest Expense	(123,887)	—	—	—	—	—	—	—	(123,887)
Investment Interest Expense	—	—	—	—	—	—	—	—	—
Subtotal	$15,357,674	$20,632,008	$14,807,728	$30,234	$—	$1,160,463	$3,112,456	$1,202	$55,101,765
Other Expenses
Guarantee Payment to Partners	$—	$—	$—	$—	$—	$—	$—	$—	$—
Depreciation	—	—	—	—	—	—	—	—	—
Total Other Deductions	(38,204)	—	(1,500)	—	96,207	(950)	—	(850)	54,703
Contribution	(1,500)	(3,250)	(1,000)	—	—	—	—	—	(5,750)
Guarantee Payment	—	—	—	—	—	—	—	—	—
Income (Expense) from K-1	$15,317,970	$20,628,758	$14,805,228	$30,234	$96,207	$1,159,513	$3,112,456	$352	$55,150,718

Net Income per book	$15,308,964	$20,621,188	$14,800,728	$29,246	$96,207	$1,159,513	$3,112,456	$(10,579)	$55,117,723

Less: Cash Distributions From:
Operating Activities — to Investors	$15,082,790	$20,621,188	$12,499,933	$—	$—	$—	$—	$—	$48,203,911
Investing & Financing Activities	—	—	—	—	—	—	—	—	—
Other — (Return of Capital)	367,060	4,930,318	625,822	—	—	—	—	—	5,923,200
Total Cash Distributions	15,449,850	25,551,506	13,125,755	—	—	—	—	—	54,127,111
Cash Generated (deficiency) after Cash Distributions	$(140,886)	$(4,930,318)	$1,674,973	$29,246	$96,207	$1,159,513	$3,112,456	$(10,579)	$990,612
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary Income (Loss):
From Operations	$(9)	$(8)	$(6)	$(1)	$97	$—	$(75)	$—	$(2)
From Recapture	—	—	—	—	—	—	—	—	—
Capital Gain (Loss)	$15,442	$20,622	$14,743	$(17)	$(1)	$(1)	$3,068	$(11)	$53,846
Cash Distributions to Investors:
Sources (on GAAP basis)
Operating Activities	$—	$—	$—	$—	$—	$—	$—	$—	$—
Investment Income	2,785	3,995	3,907	—	83	1,365	727	12,862	25,724
Return of Capital	—	1,794	1,819	—	—	—	—	3,613	7,226
Sources (on Cash basis)
Operations	$—	$—	$—	$—	$—	$—	$—	$—	$—
Refinancing	—	—	—	—	—	—	—	—	—
Investment Activities(i)	2,785	3,995	3,907	—	83	1,365	727	12,862	25,724
Other (Return of Capital)	—	1,794	1,819	—	—	—	—	3,613	7,226

(a)	Refers to program numbers 18 and 20 in the Prior Performance Summary beginning on page 62.

(b)	Refers to program numbers 22A, 22B, and 22C in the Prior Performance Summary beginning on page 62.

(c)	Refers to program number 23 in the Prior Performance Summary beginning on page 62.

(d)	Refers to program number 27 in the Prior Performance Summary beginning on page 62.

(e)	Refers to program number 9 in the Prior Performance Summary beginning on page 62.

(f)	Refers to program number 17 in the Prior Performance Summary beginning on page 62.

(g)	Refers to program number 31 in the Prior Performance Summary beginning on page 62.

(h)	Refers to program number 25 in the Prior Performance Summary beginning on page 62.

(i)	Investing Activities represent the results of real estate and, to a lesser extent, lending activities. In addition to general operating income and expenses, the disposition of asset(s) within a program is the primary source of profit and cash for the sponsor and investors. Real estate activities include the sale of asset(s) owned within a program and lending activities include the repayment of debt placed by a program as a real estate related investment.

Table III
Tax Results of Prior Programs — 2004 (Unaudited)

Table III presents results of operations on an income tax basis for prior programs, offerings of which have closed in the most recent five years.

			Wasson
			Canyon	MRF	TSG
Reconciliations:	Total Groves(a)	Springbrook(b)	Investment(c)	WFBB, LP(d)	FUND I, LP(e)	TSG Little Valley(f)	Total 2004

Income
Capital Gain (Loss)	$15,102,571	$—	$—	$—	$—	$—	$15,102,571
Operating Income	—	—	—	—	—	(46)	(46)
Income from rental activities	—	—	—	—	—	—	—
Interest Income	(8,387)	—	—	—	180,000	24	171,637
Portfolio Expenses
Deduction related to Portfolio	$(7,237)	$(27,037)	$(115,075)	$—	$(29)	$—	(149,378)
Expense related to Portfolio	—	—	—	—	—	—	—
Interest Expense	(93,078)	—	—	—	—	—	(93,078)
Investment Interest Expense	—	(150,516)	(174,327)	—	—	—	(324,843)
Subtotal	$14,993,869	$(177,553)	$(289,402)	$—	$179,971	$(22)	$14,706,863
Other Expenses
Guarantee Payment to Partners	$—	$—	$—	$—	$—	$—	$—
Depreciation	—	—	—	—	—	—	$—
Total Other Deductions	(1,600)	—	(800)	65,223	—	—	62,823
Contribution	—	(300,500)	—	—	—	—	(300,500)
Guarantee Payment	—	—	—	—	—	—	—
Income (Expense) from K-1	$14,992,269	$(478,053)	$(290,202)	$65,223	$179,971	$(22)	$14,469,186

Net Income per book	$14,985,009	$(502,551)	$(301,471)	$65,223	$179,971	$(1,022)	$14,425,159

Less: Cash Distributions From:
Operating Activities — to Investors	$14,985,009	$—	$—	$—	$—	$—	$14,985,009
Investing & Financing Activities	—	—	—	—	—	—	$—
Other — (Return of Capital)	4,881,860	87,790	30,830				$5,000,480
Total Cash Distributions	19,866,869	87,790	30,830				$19,985,489
Cash Generated (deficiency) after Cash Distributions	$(4,881,860)	$(590,341)	$(332,301)	$65,223	$179,971	$(1,022)	$(5,560,330)
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary Income (Loss):
From Operations	$(7)	$(24)	$(11)	$66	$—	$—	$24
From Recapture	—	—	—	—	—	—	—
Capital Gain (Loss)	$15,094	$(478)	$(290)	$(1)	$—	$(1)	$14,324
Cash Distributions to Investors:
Sources (on GAAP basis)
Operating Activities	$—	$—	$—	$—	$—	$—	$—
Investment Income	1,556	19	—	56	57	—	$1,688
Return of Capital	1,594	—	—	—	—	—	$1,594
Sources (on Cash basis)
Operations	$—	$—	$—	$—	$—	$—	$—
Refinancing	—	—	—	—	—	—	—
Investment Activities(g)	1,556	19	—	—	—	—	$1,575
Other (Return of Capital)	1,594	—	—	—	—	—	$1,594

(a)	Refers to program numbers 18 and 20 in the Prior Performance Summary beginning on page 62.

(b)	Refers to program number 22A in the Prior Performance Summary beginning on page 62.

(c)	Refers to program number 23A in the Prior Performance Summary beginning on page 62.

(d)	Refers to program number 9 in the Prior Performance Summary beginning on page 62.

(e)	Refers to program number 17 in the Prior Performance Summary beginning on page 62.

(f)	Refers to program number 25 in the Prior Performance Summary beginning on page 62.

(g)	Investing Activities represent the results of real estate and, to a lesser extent, lending activities. In addition to general operating income and expenses, the disposition of asset(s) within a program is the primary source of profit and cash for the sponsor and investors. Real estate activities include the sale of asset(s) owned within a program and lending activities include the repayment of debt placed by a program as a real estate related investment.

Table III
Tax Results of Prior Programs — 2003 (Unaudited)

Table III presents results of operations on an income tax basis for prior programs, offerings of which have closed in the most recent five years.

			Wasson
	Total		Canyon	MRF	Total
Reconciliations:	Groves(a)	Springbrook(b)	Investment(c)	WFBB, LP(d)	2003

Income
Capital Gain (Loss)	$339,271	$3,174	$—	$—	$342,445
Operating Income	—	—	—	—	—
Income from rental activities	—	—	—	—	—
Interest Income	776	—	113	—	889
Portfolio Expenses
Deduction related to Portfolio	$—	$—	$—	$—	$—
Expense related to Portfolio	(448,647)	(2,170)	(9,719)	(952)	(461,488)
Interest Expense	(871,040)	(26,000)	—	—	(897,040)
Investment Interest Expense	—	—	—	—	—
Subtotal	$(979,640)	$(24,996)	$(9,606)	$(952)	$1,015,194
Other Expenses
Guarantee Payment to Partners	$—	$—	$—	$—	$—
Depreciation	—	—	—	—	—
Total Other Deductions	(1,600)	(208,891)	(500)	—	(210,991)
Contribution	—	—	—	—	—
Guarantee Payment	—	—	—	—	—
Income (Expense) from K-1	$(981,240)	$(233,887)	$(10,106)	$(952)	$(1,226,185)

Net Income per book	$(986,433)	$(233,887)	$(14,167)	$(952)	$(1,235,439)

Less: Cash Distributions From:
Operating Activities — to Investors	$—	$—	$—	$—	$—
Investing & Financing Activities	—	—	—	—	—
Other — (Return of Capital)	2,129,827	—	—	—	2,129,827
Total Cash Distributions	2,129,827	—	—	—	2,129,827
Cash Generated (deficiency) after Cash Distributions	$(3,116,260)	$(233,887)	$(14,167)	$(952)	$(3,365,266)
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary Income (Loss):
From Operations	$(7)	$(209)	$(5)	$—	$(221)
From Recapture	—	—	—	—	—
Capital Gain (Loss)	$(109)	$1	$(10)	$(1)	$(119)
Cash Distributions to Investors:
Sources (on GAAP basis)
Operating Activities	$—	$—	$—	$—	$—
Investment Income	37	—	—	1	38
Return of Capital	363	—	—	—	363
Sources (on Cash basis)
Operations	$—	$—	$—	$—	$—
Refinancing	—	—	—	—	—
Investment Activities(e)	37	—	—	—	37
Other (Return of Capital)	363	—	—	—	363

(a)	Refers to program numbers 18 and 20 in the Prior Performance Summary beginning on page 62.

(b)	Refers to program number 22A in the Prior Performance Summary beginning on page 62.

(c)	Refers to program number 23A in the Prior Performance Summary beginning on page 62.

(d)	Refers to program number 9 in the Prior Performance Summary beginning on page 62.

(e)	Investing Activities represent the results of real estate and, to a lesser extent, lending activities. In addition to general operating income and expenses, the disposition of asset(s) within a program is the primary source of profit and cash for the sponsor and investors. Real estate activities include the sale of asset(s) owned within a program and lending activities include the repayment of debt placed by a program as a real estate related investment.

Table III
Tax Results of Prior Programs — 2002 (Unaudited)

Table III presents results of operations on an income tax basis for prior programs, offerings of which have closed in the most recent five years.

Reconciliations:	Total Groves(a)	Springbrook(b)	MRF WFBB, LP(c)	Total 2002

Income
Capital Gain (Loss)	$—	$1,743	$—	$1,743
Operating Income	—	—	—	—
Income from rental activities	—	—	(943)	(943)
Interest Income	—	—	—	—
Portfolio Expenses
Deduction related to Portfolio	$—	$—	$—	$—
Expense related to Portfolio	(114,894)	—	—	(114,894)
Interest Expense	(387,154)	(12,375)	—	(399,529)
Investment Interest Expense	—	—	—	—
Subtotal	$(502,048)	$(10,632)	$(943)	$(513,623)
Other Expenses
Guarantee Payment to Partners	$—	$—	$—	$—
Depreciation	—	—	—	—
Total Other Deductions	(1,600)	(581)	—	(2,181)
Contribution	—	—	—	—
Guarantee Payment	—	—	—	—
Income (Expense) from K-1	$(503,648)	$(11,213)	$(943)	$(515,804)

Net Income per book	$(508,669)	$(11,213)	$(943)	$(520,825)

Less: Cash Distributions From:
Operating Activities — to Investors	$—	$—	$—	$—
Investing & Financing Activities	—	—	—	—
Other — (Return of Capital)	216,144	—	—	216,144
Total Cash Distributions	216,144	—	—	216,144
Cash Generated (deficiency) after Cash Distributions	$(724,813)	$(11,213)	$(943)	$(736,969)
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary Income (Loss):
From Operations	$(7)	$(1)	$(1)	$(9)
From Recapture	—	—	—	—
Capital Gain (Loss)	$(115)	$2	$—	$(113)
Cash Distributions to Investors:
Sources (on GAAP basis)
Operating Activities	$—	$—	$—	$—
Investment Income	—	—	—	—
Return of Capital	19	—	—	19
Sources (on Cash basis)
Operations	$—	$—	$—	$—
Refinancing	—	—	—	—
Investment Activities(d)	—	—	—	—
Other (Return of Capital)	19	—	—	19

(a)	Refers to program numbers 18 and 20 in the Prior Performance Summary beginning on page 62.

(b)	Refers to program number 22A in the Prior Performance Summary beginning on page 62.

(c)	Refers to program number 9 in the Prior Performance Summary beginning on page 62.

(d)	Investing Activities represent the results of real estate and, to a lesser extent, lending activities. In addition to general operating income and expenses, the disposition of asset(s) within a program is the primary source of profit and cash for the sponsor and investors. Real estate activities include the sale of asset(s) owned within a program and lending activities include the repayment of debt placed by a program as a real estate related investment.

Table V
Sales or Disposals of Properties (Unaudited)
January 1, 2004 Through December 31, 2006

Table V presents all sales or disposals of properties for programs with similar investment activities for the most recent 3 years.

								Cost of Properties Including Closing and Soft Costs						Excess
	Selling Price Net of Closing Costs and GAAP Adjustments									Total				(Deficiency)
			Cash		Purchase					Acquisition				of Property
			Received	Mortgage	Money					Cost, Capital				Operating
			Net of	Paid at	Mortgage Taken	Adjustment		Original		Improvements,				Cash
	Date	Date of	Closing	Time of	Back by	Resulting from		Mortgage		Closing & Soft			Gain on Sale	Receipts Over Cash
Property	Acquired	Sale	Costs	Sale	Program	Application of GAAP	Total	Financing		Costs(1)		Total	of Investment	Expenditures

MRF Groves Development(i)
Spring Mountain Ranch, Riverside, CA	02/23/98	12/19/06	17,531,545.86	3,670,462.29	—	—	21,202,008.15	4,894,240.00		6,141,390.21		11,035,630.21	$10,166,377.94
Spring Mountain Ranch, Riverside, CA, (Byram)	02/23/98	01/08/04	4,390,910.20	1,092,629.67	—	—	5,483,539.87	(a	)	2,588,452.34		2,588,452.34	2,895,087.53
Vacant Land, Riverside, CA	02/23/98	12/08/05	10,411,854.15	1,225,000.00	—	—	11,636,854.15	1,225,000.00		443,682.10		1,668,682.10	9,968,172.05

			$32,334,310.21	$5,988,091.96	$—	$—	$38,322,402.17	$6,119,240.00		$9,173,524.65		$15,292,764.65	$23,029,637.52	$—
MRF Groves II Development(ii)
Spring Mountain Ranch, Riverside, CA	11/08/02	12/22/06	3,309,626.68	2,347,101.90	—	—	5,656,728.58	2,347,101.90		1,004,977.30		3,352,079.73	2,304,648.85
Spring Mountain Ranch, Riverside, CA, (Byram)	11/08/02	01/08/04	2,245,215.48	2,152,898.10	—	—	4,398,113.58	2,152,989.10		920,087.14		3,073,076.24	1,325,037.34
Fox East Parcel, Riverside, CA	11/08/02	04/27/05	897,102.04	—	—	—	897,102.04	—		122,612.04		122,612.04	774,490.00
Lindenmuth West Parcel, Riverside, CA	11/08/02	05/03/05	2,620,286.62	—	—	—	2,620,286.62	—		360,104.05		360,104.05	2,260,182.57

			$9,072,230.82	$4,500,000.00	$—	$—	$13,572,230.82	$4,500,091.00		$2,407,781.06		$6,907,872.06	$6,664,358.76	$—
Total MRF Groves Development			$41,406,541.03	$10,488,091.96	$—	$—	$51,894,632.99	$10,619,331.00		$11,581,305.71		$22,200,636.71	$29,693,996.28	$—

Wasson Canyon Investments, (Renamed to TSG O’Oma and then TSG Kula Nei)(iii)
Wasson Canyon East, Riverside, CA (WCI)	12/05/03	06/28/05	14,660,001.94	3,341,959.59	—	—	18,001,961.53	—		2,275,475.53		2,275,475.53	15,726,486.00
Wasson Canyon East, Riverside, CA (CF)	12/05/03	06/28/05	319,863.69	201,401.22	—	—	521,264.91	—		(b	)	—	521,264.91
Wasson Canyon East, Riverside, CA (PP)	12/05/03	06/28/05	1,064,764.55	824,310.36	—	—	1,889,074.91	—		(b	)	—	1,889,074.91

			$16,044,630.18	$4,367,671.17	$—	$—	$20,412,301.35	$—		$2,275,475.53		$2,275,475.53	$18,136,825.82	$—
Wasson Canyon Investments II(iv)
Matte, Lake Elsinore, CA (Phase 1)	04/01/05	05/02/05	$—	$—	$4,345,500.00	$—	$4,345,500.00	$—		$829,474.00		$829,474.00	$3,516,026.00

Total Wasson			$16,044,630.18	$4,367,671.17	$4,345,500.00	$—	$24,757,801.35	$—		$3,104,949.53		$3,104,949.53	$21,652,851.82	$—

(1)	The Total Acquisition Cost, Capital Improvements, Closing and Soft Costs column includes partnership profit and loss activity from prior years before the actual sale listed above occurred. The inclusion of prior year limited partnership operating results allows for the presentation of the overall limited partnership gain or loss on the sale of the asset as opposed to the gain or loss on the sale at a point in time.

(a)	Mortgage Paid at Time of Sale was part of the Original Mortgage Financing of $4,894,240.

(b)	Basis included in the Wasson Canyon East, Riverside, CA (WCI) sale.

(i)	Refers to program number 20 in the Prior Performance Summary beginning on page 62.
(ii)	Refers to program number 18 in the Prior Performance Summary beginning on page 62.
(iii)	Refers to program number 23A in the Prior Performance Summary beginning on page 62.
(iv)	Refers to program number 23B in the Prior Performance Summary beginning on page 62.

Table V
Sales or Disposals of Properties (Unaudited)
January 1, 2004 Through December 31, 2006 (Continued)

Table V presents all sales or disposals of properties for programs with similar investment activities for the most recent 3 years.

								Cost of Properties Including Closing and Soft Costs				Excess
	Selling Price Net of Closing Costs and GAAP Adjustments								Total			(Deficiency)
			Cash		Purchase				Acquisition			of Property
			Received	Mortgage	Money				Cost, Capital			Operating
			Net of	Paid at	Mortgage Taken	Adjustment		Original	Improvements,			Cash
	Date	Date of	Closing	Time of	Back by	Resulting from		Mortgage	Closing & Soft		Gain on Sale	Receipts Over Cash
Property	Acquired	Sale	Costs	Sale	Program	Application of GAAP	Total	Financing	Costs(1)	Total	of Investment	Expenditures

Springbrook Investments, L.P.(i)
Dye House only, Land sold with Vacant Land, Riverside, CA on 12/8/2005	06/15/05	10/27/05	$104,224.99	$277,171.43	$—	$—	$381,396.42	$277,171.43	$104,224.99	$381,396.42	—
Vacant Land, Riverside, CA (SBI)	01/01/03	12/08/05	$12,251,354.77	$7,725,285.10	$—	$—	$19,976,639.87	$8,807,029.01	$3,012,291.86	$11,819,320.87	8,157,319.00
Vacant Land, Riverside, CA (Blue Water)	01/01/03	12/08/05	$14,988,262.75	$—	$—	$—	$14,988,262.75	$—	$78,303.79	$78,303.79	14,909,958.96

			$27,343,842.51	$8,002,456.53	$—	$—	$35,346,299.04	$9,084,200.44	$3,194,820.64	$12,279,021.08	$23,067,277.96	$—

Springbrook Investments II, L.P. (ii)
Vacant Land, Riverside, CA	06/01/05	12/08/05	$2,715,045.27	$—	$—	$—	$2,715,045.27	$—	$691,539.43	$691,539.43	2,023,505.84
Vacant Land, Riverside, CA	06/01/05	08/04/06	$2,691,065.80	$—	$—	$—	$2,691,065.80	$—	$134,243.68	$134,243.68	2,556,822.12
Vacant Land, Riverside, CA	01/01/03	10/05/06	$10,463.63	$—	$—	$—	$10,463.63	$—	$(245.12)	$(245.12)	10,708.75

			$5,416,574.70	$—	$—	$—	$5,416,574.70	$—	$825,537.99	$825,537.99	$4,591,036.71	$—

Springbrook South, L.P.(iii)
Vacant Land, Riverside, CA (SBS)	01/26/05	08/04/06	$3,548,507.00	$—	$—	$—	$3,548,507.00	$—	$565,795.00	$565,795.00	2,982,712.00
Vacant Land, Riverside, CA (Bluewater)	01/01/03	08/04/06	$10,742,984.29	$—	$—	$—	$10,742,984.29	$—	$164,510.05	$164,510.05	10,578,474.24
Vacant Land, Riverside, CA (SBS)	01/01/03	10/05/06	$13,792.62	$—	$—	$—	$13,792.62	$—	$(323.11)	$(323.11)	14,115.73
Vacant Land, Riverside, CA (Bluewater)	01/01/03	10/05/06	$39,255.90	$—	$—	$—	$39,255.90	$—	$(919.63)	$(919.63)	40,175.53

			$14,344,539.81	$—	$—	$—	$14,344,539.81	$—	$729,062.31	$729,062.31	$13,615,477.50	$—
Total Springbrook			$47,104,957.02	$8,002,456.53	$—	$—	$55,107,413.55	$9,084,200.44	$4,749,420.94	$13,833,621.38	$41,273,792.17	$—

(1)	The Total Acquisition Cost, Capital Improvements, Closing and Soft Costs column includes partnership profit and loss activity from prior years before the actual sale listed above occurred. The inclusion of prior year limited partnership operating results allows for the presentation of the overall limited partnership gain or loss on the sale of the asset as opposed to the gain or loss on the sale at a point in time.

(i)	Refers to program number 22A in the Prior Performance Summary beginning on page 62.

(ii)	Refers to program number 22B in the Prior Performance Summary beginning on page 62.

(iii)	Refers to program number 22C in the Prior Performance Summary beginning on page 62.

Table V
Sales or Disposals of Properties (Unaudited)
January 1, 2004 Through December 31, 2006 (Continued)

Table V presents all sales or disposals of properties for programs with similar investment activities for the most recent 3 years.

	Selling Price Net of Closing Costs and GAAP Adjustments							Cost of Properties Including Closing and Soft Costs				Excess
									Total			(Deficiency)
			Cash		Purchase				Acquisition			of Property
			Received	Mortgage	Money				Cost, Capital			Operating
			Net of	Paid at	Mortgage Taken	Adjustment		Original	Improvements,			Cash
	Date	Date of	Closing	Time of	Back by	Resulting from		Mortgage	Closing & Soft		Gain on Sale	Receipts Over Cash
Property	Acquired	Sale	Costs	Sale	Program	Application of GAAP	Total	Financing	Costs(1)	Total	of Investment	Expenditures
SMR Water Stock Company(i)
Spring Mountain Ranch, Riverside, CA	12/18/98	01/10/05	$4,120,325.25	$—	$—	$—	$4,120,325.25	$—	$870,360.25	$870,360.25	3,249,965.00	$—

Wasson West, L.P.(ii)
Pabon Sale, Lake Elsinore, CA	05/26/06	07/19/06	$458,421.37	$—	$—	$—	$458,421.37	$—	$388,412.37	$388,412.37	70,009.00

Peloton Partners, L.P.(iii)
Restivo Sale, Lake Elsinore, CA	05/30/06	07/19/06	$433,507.57	$—	$—	$—	$433,507.57	$—	$448,085.57	$448,085.57	(14,578.00)	$—

Table V Totals			$109,568,382.42	$22,858,219.66	$4,345,500.00	$—	$136,772,102.08	$19,703,531.44	$21,142,534.37	$40,846,065.81	$95,926,036.27	$—

(1)	The Total Acquisition Cost, Capital Improvements, Closing and Soft Costs column includes partnership profit and loss activity from prior years before the actual sale listed above occurred. The inclusion of prior year limited partnership operating results allows for the presentation of the overall limited partnership gain or loss on the sale of the asset as opposed to the gain or loss on the sale at a point in time.

(i)	SMR Water Stock Company, L.P., a California limited partnership, was created to temporarily hold shares of stock of the Riverside Highland Water Company, a mutual water company organized and existing pursuant to California Department of Health Services Permit #03-93-044 for the construction of water related facilities and the furnishings of domestic and irrigation water, that were subsequently sold by MRF Groves Development, L.P., Groves Development II, L.P., and a non-affiliated entity, Riverside 193 Tract, L.P., to SMR Ventures, LLC on January 10, 2005. The shares of stock of the Riverside Highland Water Company discussed above were originally acquired in a 1998 land purchase made by MRF Groves Development, L.P. For additional discussion on the programs that contributed the water stock to SMR Water Stock Company, L.P., refer to program numbers 18 and 20 in the Prior Performance Summary beginning on page 62.

(ii)	Refers to program number 23C in the Prior Performance Summary beginning on page 62.

(iii)	Refers to program number 30 in the Prior Performance Summary beginning on page 62.

Table V
Sales or Disposals of Properties (Unaudited)
January 1, 2004 Through December 31, 2006

Table V presents all sales or disposals of properties for programs with similar investment activities for the most recent 3 years.

			Average
			Holding			Profit		Annualized
	Date of	Date of	Period	Project	Net Sales	From	Sales	Sales
Project Name	Acquisition	Final Sale	(In Years)(1)	Costs ($)	Price ($)(2)	Sales ($)	Profit %(3)	Profit %(4)

MRF — Groves Development (Summary)(i)	2/23/1998	12/22/2006	8.83	22,200,636.71	51,894,632.99	29,693,996.28	133.75%	15.14%
Wasson Canyon Investments (TSG O’Oma) (Summary)(ii)	12/5/2003	6/28/2005	1.56	3,104,949.53	24,757,801.35	21,652,851.82	697.37%	445.78%
Springbrook Investments (Summary)(iii)	1/1/2003	10/5/2006	3.76	13,833,621.38	55,107,413.55	41,273,792.17	298.36%	79.32%
SMR Water Stock Company(iv)	12/18/1998	1/10/2005	6.07	870,360.25	4,120,325.25	3,249,965.00	373.40%	61.53%
Wasson West(v)	5/26/2006	7/19/2006	0.15	388,412.37	458,421.37	70,009.00	18.02%	121.83%
Peloton Partners(vi)	5/30/06	7/19/2006	0.14	448,085.57	433,507.57	(14,578.00)	(3.25%)	(23.75%)

Project Totals				40,846,065.81	136,772,102.08	95,926,036.27	234.85%

(1)	The average holding period (in years) is calculated by subtracting the date of final sale from the date acquired and dividing by 365.

(2)	The net sale price of $136,772,102.08 is comprised of $142,748,119.45 in gross revenues less $5,976,017.37 in closing costs.

(3)	The sales profit percentage is calculated by dividing Profit From Sales by Project Costs.

(4)	The annualized sales profit is calculated by dividing the sales profit percentage by the average holding period in years.

(i)	For detail on the MRF Groves Development (Summary) refer to page B-17 of the Prior Performance Tables. Page B-17 details each separate sale whose individual sales or disposals in aggregate equal the totals shown.

(ii)	For detail on the Wasson Canyon Investments (TSG O’Oma) (Summary) refer to page B-17 of the Prior Performance Tables. Page B-17 details each separate sale whose individual sales or disposals in aggregate equal the totals shown.

(iii)	For detail on the Springbrook Investments (Summary) refer to page B-18 of the Prior Performance Tables. Page B-18 details each separate sale whose individual sales or disposals in aggregate equal the totals shown.

(iv)	For detail on the SMR Water Stock Company refer to page B-19 of the Prior Performance Tables. Page B-19 details each separate sale whose individual sales or disposals in aggregate equal the totals shown.

(v)	For detail on the Wasson West refer to page B-19 of the Prior Performance Tables, Page B-19 details each separate sale whose individual sales or disposals in aggregate equal the totals shown.

(vi)	For detail on the Peloton Partners refer to page B-19 of the Prior Performance Tables, Page B-19 details each separate sale whose individual sales or disposals in aggregate equal the totals shown.